P.E. 2/11/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

e·on

Press Release

February 19, 2002

E.ON applies for ministerial approval

E.ON AG today applied to Germany's Minister of Economics and Technology for ministerial approval of its combination with Ruhrgas AG.

The subject of the application is Gelsenberg AG's 25.5 percent interest in Ruhrgas. The application also contains E.ON's notification that it intends to apply for ministerial approval of its acquisition of Bergemann GmbH, which holds 34.8 percent of Ruhrgas.

E.ON's application included the following arguments in support of the combination:

- The macro-economic benefits of the combination with Ruhrgas offset the Federal Cartel Office's antitrust concerns.
- The combination with E.ON will enhance Ruhrgas's ability to compete in foreign markets.
- Becoming part of the E.ON Group will give Ruhrgas greater financial flexibility, thereby markedly improving the company's access to international procurement markets. For this reason, the combination helps to safeguard Germany's energy supply.
- Bolstering Ruhrgas's ability to compete internationally will help to protect and create skilled jobs in Germany.
- Germany's ambitious climate-policy goals can only be reached by increasing the country's use of natural gas. E.ON and Ruhrgas have repeatedly signaled their commitment to helping Germany's federal government achieve its environmental policy aims.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For information please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: February 19, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting